Filed pursuant to Rule 424(b)(3)

Registration No. 333-254885

Prospectus Supplement No. 6

(to Prospectus dated June 17, 2021)

ARRIVAL

20,112,493 ORDINARY SHARES and

573,798,878 ORDINARY SHARES

This prospectus supplement updates and supplements the prospectus dated June 17, 2021 (the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-254885). This prospectus supplement is being filed to update and supplement the information in the Prospectus and in the related prospectus supplements dated June 21, 2021, July 1, 2021, July 23, 2021 and September 2, 2021, respectively, with information contained in our Current Report on Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2021 (the “Current Report”).

This Prospectus and this prospectus supplement relate to: (1) the issuance by us of up to 20,112,493 ordinary shares with a nominal value of €0.10 (“Ordinary Shares”), of Arrival, a joint stock company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg (the “Company,” “we,” “our”) that may be issued upon exercise of warrants to purchase Ordinary Shares at an exercise price of $11.50 per Ordinary Share and (2) the resale of up to 573,798,878 Ordinary Shares by the Selling Securityholders (as defined in the Prospectus) identified in the Prospectus, as amended and supplemented from time to time.

Our Ordinary Shares are listed on the Nasdaq Stock Market, or the Nasdaq, under the symbol “ARVL.” On November 11, 2021, the last reported sale prices of our Ordinary Shares was $14.15 per share.

This prospectus supplement updates and supplements the information in the Prospectus, including any amendments or supplements thereto, and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any subsequent amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, and if there is any inconsistency between the information in the Prospectus, any prior amendments or supplements thereto, and this prospectus supplement, you should rely on the information in this prospectus supplement. The information in this prospectus supplement modifies and supersedes, in part, the information in the Prospectus, including any amendments or supplements thereto. Any information in the Prospectus or any prior amendments or supplements thereto, that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this prospectus supplement. You should not assume that the information provided in this prospectus supplement, the Prospectus or any prior amendments or supplements thereto, is accurate as of any date other than their respective dates. Neither the delivery of this prospectus supplement, the Prospectus, any prior amendments or supplements thereto, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained in this prospectus supplement, the Prospectus or any prior amendments or supplements thereto, is correct as of any time after the date of that information.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our Ordinary Shares involves a high degree of risk. See “Risk Factors” beginning on page 11 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities nor passed upon the accuracy or adequacy of this Prospectus Supplement No. 6. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 12, 2021

Recent Developments

On November 8, 2021, we reported financial results for the third quarter ended September 30, 2021 and provided an updated 2022 outlook.

Summary of Third Quarter 2021 Financial Results:

•	Loss for the period of €26 million, compared to a loss for the period of €22 million in the third quarter of 2020

•	Adjusted EBITDA loss of €40 million, compared to a loss of €18 million in the third quarter of 2020

•

Administrative expenses of €38 million and non-capitalized R&D expenses of €9 million, compared to administrative expenses of €20 million and non-capitalized R&D expenses of €1 million in the third quarter of 2020

•	Capital expenditure of €81 million, compared to €21 million in the third quarter of 2020

•	Cash and cash equivalents of €381 million as of September 30th, 2021, compared to €1 million as of September 30th, 2020

•	Approximately 2,400 employees at the end of the third quarter of 2021 versus approximately 1,200 employees at the end of the third quarter of 2020

Milestones for Bus, Van and first two Microfactories:

We stated that our priorities for 2022 remain the Bus and Van programs and our first two microfactories. We currently plan for Start of Production (“SOP”) for Large Van to 2023 in order to prioritize additional Van variants and allow us to maximize re-use of components.

Other Microfactories Developments:

•

Rock Hill (US) installation has commenced and is expected to be substantially complete by the end of 2021 with Bicester (UK) expected to be substantially complete by the end of the first quarter of 2022

•	Bicester technology cells are being installed to build Vans for product validation this year

•	Over 1,400 composite panels manufactured using production equipment in Bicester

•	Over 1,850 high voltage battery modules assembled

•

In-house developed Autonomous Mobile Robots (“AMRs”) are now capable of coordinating their movement over a wireless link. This allows multiple AMRs to operate as a single unit to move large or heavy loads

Other Business Developments:

We stated that we continue to see strong demand for our vehicles as the industry shifts to electric vehicles. Our non-binding orders and LOIs increased to ca 64,000 vehicles, estimated as of November 2021 and including the 10,000 vehicle order as well as the 10,000 vehicle option from UPS.

Updated Microfactory and Other Cost Estimates

We stated that our first two microfactories in Rock Hill and Bicester are expected to start production in the second and third quarters of 2022, respectively. Our third microfactory in Charlotte is expected to start production in the fourth quarter of 2022, and we plan for the construction of our fourth microfactory to start in 2023.

Total capital expenditure at our microfactories consists of both production and non-production (site readiness and logistics) capital expenditure:

•	Total capital expenditure at Rock Hill is expected to be approximately $50 million

•	Bicester is our lab microfactory where we have prioritized being on time for Van SOP. As a result, we expect total capital expenditure at Bicester to be approximately $75 million

•

From the learnings gained at Bicester, we expect total capital expenditure at Charlotte to be lower than at Bicester, with continued reductions in capital expenditure per microfactory as we scale beyond these initial microfactories

Other Company Costs:

•

In order to de-risk SOP and enable us to scale, we are incurring additional costs, including: 1) a decision to assemble battery modules and bring logistics in-house, which is adding capital expenditure and operating expenditure; 2) pre-payments to LG Energy Systems to secure battery cell line capacity for the next several years; and 3) higher selling, general and administrative expenses as we scale sales, finance and legal

•	In addition, we are experiencing industry-wide increases in the expected cost of raw materials including aluminum and petrochemicals

•	We also expect higher working capital in our first factories to ensure we have the necessary components and parts to start production of our vehicles

Reduced Vehicle Volumes and Revenue for 2022

We also announced that subsequent to the business combination, we had revised certain aspects of our business plan and that our previous long-term forecasts should no longer be relied upon.

Since the business combination, we have invested more to further develop our platforms, and to secure components and batteries for production. As a result, we have revised our anticipated microfactory rollout, and now expect significantly lower vehicle volumes and revenue in 2022. Future growth is dependent on the number of microfactories we can deploy, which is a function of our access to capital.

Non-IFRS Financial Measures

This prospectus supplement includes Adjusted EBITDA, which we utilize to assess the financial performance of our business that is not a measure recognized under International Financial Reporting Standards (“IFRS”). This non-IFRS measure should not be considered an alternative to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. For a reconciliation of Adjusted EBITDA to operating loss, see the reconciliation table included later in this prospectus supplement.

Forward-Looking Statements

This prospectus supplement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the products offered by us and the markets in which we operate and our projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the impact of COVID-19 on our business; (ii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which we operate; (iii) the risk that we and our current and future collaborators are unable to successfully develop and commercialize our products or services, or experience significant delays in doing so; (iv) the risk that we may never achieve or sustain profitability; (v) the risk that we experience difficulties in managing our growth and expanding operations; (vi) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations; (vii) the risk that the utilization of microfactories will not provide the expected benefits due to, among other things, the inability to locate appropriate buildings to use as microfactories, microfactories needing a larger than anticipated factory footprint and our inability to deploy microfactories in the anticipated time frame; (viii) the risk that the orders that have been placed for vehicles, including the order from UPS, are cancelled or modified; (ix) the risk of product liability or regulatory lawsuits or proceedings relating to our products and services; (x) the risk that we will need to raise additional capital to execute our business plan, which may not be available on acceptable terms or at all; and (xi) the risk that we are unable to secure or protect our intellectual property.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of our annual report on Form 20-F filed with the SEC on April 30, 2021, as amended, and other documents filed by us with the SEC from time to time. In addition, forecasts about future costs and other financial metrics and our expectations as to our ability to execute on our current business plan in the near term and the longer term are based on a number of assumptions we make, including the following assumptions that our management believed to be material:

•

Operational assumptions, including, the development and commercialization of our vehicles, the roll out of our microfactory manufacturing locations, the production capacity of our microfactories, the selection of our products by customers in the commercial van and bus industry, growth in the various markets Arrival is targeting, average selling prices and resulting sales of vehicles.

•

The mix of products produced and sold in combination with corresponding costs, including material and component costs, assembly costs, manufacturing costs, and costs related to product warranties. Many of these costs are forecasted to vary significantly as we commence production in our microfactories.

•

Our ability to raise capital necessary to execute on our current business plan and production timeline, including the roll-out of our microfactories, as well as to maintain our ongoing operations, continue research, development and design efforts and improve infrastructure

•

Capital expenditure is based on a number of assumptions regarding the expenditure required to build our microfactories, including the cost of initial set up of factory facilities and the cost of manufacturing and assembly equipment.

In making the foregoing assumptions, our management relied on a number of factors, including: our experience in the automotive industry; our experience in the period since the inception of the Company and current pricing estimates for prototype vehicles and vehicle components as well as the projected costs for first factory locations that are already in development; our best estimates of the timing for the development and commercialization of our vehicles and overall vehicle development process; our best estimates of current and future customers purchasing our vehicles; and third-party forecasts for industry growth. Forecasts of future financial metrics are inherently uncertain, and actual results may differ significantly from forecasts based on our assumptions underlying those forecasts at this time.

Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by applicable law, we assume no obligation and does not intend to update or revise these forward- looking statements, whether as a result of new information, future events, or otherwise. We do not give any assurance that we will achieve our expectations.

Unaudited consolidated statement of profit or loss and other comprehensive (loss)/income

In thousands of euro	Nine months ended		Three months ended

	September 30, 2021	September 30, 2020*	September 30, 2021	September 30, 2020*

Administrative expenses	(111,627)	(43,248)	(37,826)	(19,843)
Research and development expenses	(21,737)	(8,277)	(8,591)	(1,368)
Impairment expense	(1,918)	(650)	—	—
Other operating income	1,887	1,366	277	607
Listing expense**	(1,018,024)	—	—	—
Other expenses	(5)	(208)	180	(2)

Operating (loss)	(1,151,424)	(51,017)	(45,960)	(20,606)
Finance income	119,573	1,797	27,953	2
Finance cost	(11,527)	(3,567)	(7,561)	(1,224)

Net Finance income/(cost)	108,046	(1,770)	20,392	(1,222)
(Loss) before tax	(1,043,378)	(52,787)	(25,568)	(21,828)
Tax income/(expense)	(7,118)	3,337	(823)	(497)

(Loss) for the period	(1,050,496)	(49,450)	(26,391)	(22,325)

Attributable to:
Owners of the Company	(1,050,496)	(49,450)	(26,391)	(22,325)

Unaudited consolidated statement of other comprehensive (loss)/income

In thousands of euro	Nine months ended		Three months ended

	September 30, 2021	September 30, 2020*	September 30, 2021	September 30, 2020*

(Loss) for the period	(1,050,496)	(49,450)	(26,391)	(22,325)

Items that may be reclassified subsequently to profit or (loss)
Exchange differences on translating foreign operations	12,061	(11,617)	(2,356)	(790)

Total comprehensive profit/(loss)	12,061	(11,617)	(2,356)	(790)

Total comprehensive (loss) for the period	(1,038,435)	(61,067)	(28,747)	(23,115)

Attributable to:
Owners of the Company	(1,038,435)	(61,067)	(28,747)	(23,115)

*	Comparative figures are of Arrival Luxembourg S.à r.l. in accordance with IFRS 2 for reverse merger.
**

As a result of the conclusion of the merger with CIIG, Arrival issued shares and warrants to CIIG shareholders, comprised of the fair value of the Company’s shares that were issued to CIIG shareholders of €1,347 million as well as the fair value of the Company’s warrants of €189 million. In exchange, the Company received the identifiable net assets held by CIIG, which had a fair value upon closing of €534 million. The excess of the fair value of the equity instruments issued over the fair value of the identified net assets received, represents a non-cash expense in accordance with IFRS 2. This one-time expense as a result of the transaction, in the amount of €1,002 million, is recognized as a share listing expense presented as part of the operating results within the Consolidated Statement of Profit or Loss. Listing expense also includes €16 million of other related transaction expenses.

Unaudited consolidated statement of financial position

In thousands of euro	September 30, 2021	December 31, 2020*
ASSETS
Non-Current Assets
Property, plant and equipment	190,289	112,719
Intangible assets and goodwill	319,055	171,726
Deferred tax asset	1,381	1,134
Trade and other receivables	57,010	10,786

Total Non-Current Assets	567,735	296,365

Current Assets
Inventory	18,375	11,820
Loans to executives	—	4,244
Trade and other receivables	25,594	51,424
Prepayments	46,363	18,956
Cash and cash equivalents	380,699	67,080

Total Current Assets	471,031	153,524

TOTAL ASSETS	1,038,766	449,889

EQUITY AND LIABILITIES
Capital and reserves
Share capital	62,043	239,103
Share premium	4,896,892	288,539
Other reserves	(2,825,443)	51,425
Accumulated deficit	(1,309,252)	(258,756)

Total Equity	824,240	320,311

Non-Current Liabilities
Loans and borrowings	143,047	87,907
Warrants	12,988	—
Deferred tax liability	6,976	2,750

Total Non-Current Liabilities	163,011	90,657

Current Liabilities
Current tax liabilities	982	501
Loans and borrowings	5,958	4,255
Trade and other payables	44,575	34,165

Total Current Liabilities	51,515	38,921

TOTAL EQUITY AND LIABILITIES	1,038,766	449,889

*	Comparative figures are of Arrival Luxembourg S.à r.l

Unaudited consolidated statement of cash flows

In thousands of euro	September 30, 2021	September 30, 2020*
Cash flows used in operating activities
(Loss) for the period	(1,050,496)	(49,450)
Adjustments for:
Depreciation/Amortization	13,968	6,415
Impairment losses and write-offs	2,043	650
Net unrealized foreign exchange differences	(4,083)	(846)
Net finance interest	(3,680)	3,317
Employee share scheme	3,023	—
Change in fair value of warrants including intrinsic value of warrants redeemed	(105,838)	—
Fair value of listing expense	1,002,609	—
Fair value movement on employee loans including fair value charge for the new employee loans issued as of September 30, 2021	5,050	—
Reversal of difference between fair value and nominal value of loans that have been repaid	(1,485)	—
Loss on disposal of fixed assets	252	—
Profit from the cancellation of leases	(1,146)	—
Tax income/(expense)	7,118	(3,199)

Cash flows used in operations before working capital changes	(132,665)	(43,113)
(Increase) in trade and other receivables	(45,860)	(4,616)
Increase in trade and other payables	29,294	6,178
(Increase) of inventory	(4,867)	(3,711)

Cash flows used in operations	(154,098)	(45,262)
Income tax and other taxes received	6,466	4,555
Interest received	69	3

Net cash used in operating activities	(147,563)	(40,704)

Cash flows from investing activities
Acquisition of intangible assets	(125,111)	(51,394)
Acquisition of property, plant and equipment	(28,981)	(7,832)
Grants received	275	775
Prepayments for tangible and intangible assets	(33,928)	(1,571)
Cash received on acquisition of entities, net of consideration paid	—	117
Proceeds from the sale of fixed assets	—	6

Net cash used in investing activities	(187,745)	(59,899)

Cash flows from financing activities
Cash received from merger with CIIG	534,413	—
Issuance of share to warrant holders	118,577	—
Cash paid for redemption of public warrants	(6)	—
Issuance of Preferred A shares	—	10,000
Proceeds from borrowings	—	2,406
Repayment of interest	(185)	(51)
Repayment of lease liabilities	(8,791)	(6,262)

Net cash from financing activities	644,008	6,093

Net increase/(decrease) in cash and cash equivalents	308,700	(94,510)
Cash and cash equivalents at January 1	67,080	96,644
Effects of movements in exchange rates on cash held	4,919	(980)

Cash and cash equivalents as at the end of the period	380,699	1,154

*	Comparative figures are of Arrival Luxembourg S.à r.l.

Reconciliation of Net Loss to Non-IFRS measures

In thousands of euro	Nine months ended		Three months ended
	September 30, 2021	September 30, 2020*	September 30, 2021	September 30, 2020*
(Loss) for the period	(1,050,496)	(49,450)	(26,391)	(22,325)
Interest (income)/expense, net	(3,680)	3,317	(1,306)	1,159
Tax (income)/expense	7,118	(3,337)	823	497
Depreciation and amortization	13,968	6,415	4,869	2,511

EBITDA	(1,033,090)	(43,055)	(22,005)	(18,158)

Impairment losses and write-offs	2,043	650	125	—
Share option expense	3,023	—	1,723	—

Listing expense	1,018,024	—	—	—
Fair value of warrants including intrinsic value of warrants redeemed	(105,838)	—	(17,198)	—

Fair value movement on employee loans including fair value charge for the new employee loans provided as of September 30, 2021	5,050	—	5,050	—
Reversal of difference between fair value and nominal value of loans that got repaid	(1,485)	—	(31)	—
Foreign exchange	(2,571)	(1,738)	(7,221)	24
Transaction bonuses***	13,392	—	—	—

Adjusted EBITDA	(101,452)	(44,143)	(39,557)	(18,134)

*	Comparative figures are of Arrival Luxembourg S.à r.l.
***	Following the successful merger with CIIG certain executive officers of the Group received a one time bonus. This is included in administrative expenses in the Income Statement.

Notes:

During the period, the shareholders of Arrival Luxembourg S.à r.l. contributed their shares in the company for shares of Arrival. As a result of this transaction, Arrival has become the parent company of the Arrival group of companies.

For the purpose of the above financial statements, comparative financial statements for year ended December 31 2020 and quarter ended September 30, 2020 consist of consolidated financial statements of Arrival Luxembourg S.à r.l. pre-merger.